SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

This amendment is being filed solely by the MDP Entities (as defined herein).

Magellan Midstream Holdings, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

55907R108

(CUSIP Number)

Mark B. Tresnowski

Madison Dearborn Capital Partners IV, L.P.

70 W. Madison Street, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55907R108	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 55907R108	13D	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Madison Dearborn Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

This Amendment No. 5 is being filed solely by the MDP Entities and amends the Schedule 13D with respect to the common units of Magellan Midstream Holdings, L.P. originally filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2006, as amended by Amendment No. 1 filed on July 25, 2007, Amendment No. 2 filed on December 3, 2007, Amendment No. 3 filed on April 30, 2008 and Amendment No. 4 filed on December 8, 2008 (as so amended, the “Schedule 13D”). The original schedule and Amendments No. 1 through 3 were filed jointly by the MGG Holdings Entities, the C/R Entities and the MDP Entities (as such terms are defined in the MGG Schedule 13D). In connection with the distribution of all of the common units held by MGG Midstream Holdings, L.P. to its members on December 4, 2008, the MDP Entities determined to report their beneficial ownership information separately. Therefore, the MDP Entities has filed Amendment No. 4 and are filing this Amendment No. 5 separately from the MGG Holdings Entities and the C/R Entities.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement on Schedule 13D (this “Statement”) relates to the common units (the “Common Units”) of Magellan Midstream Holdings, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. As of the date of this Statement, the MDP Entities no longer own any Common Units.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) (i)	On March 20, 2009, MDCP IV distributed all of the Common Units owned by it to its general partner and limited partners on a pro rata basis. As a result of the distribution, MDCP IV no longer owns any Common Units directly or beneficially.

(ii)	As a result of the distribution by MDCP IV described above, MDP IV, the general partner of MDCP IV, became the direct owner of 941,148 Common Units. On the same day, MDP IV further distributed 101,739 Common Units to its general partner and limited partners on a pro rata basis and MDP IV retained 839,409 Common Units. From March 25 to April 1, 2009, MDP IV sold all of the Common Units held by it through a series of open market transactions pursuant to a 10b5-1 trading plan. As a result of these sales, MDP IV no longer owns any Common Units directly or beneficially.

(c) The trading data set forth on Exhibit 99.1 attached hereto is incorporated into this Item 5(c) as if set out herein in full.

(d) Except as stated within this Item 5, to the knowledge of the MDP Entities, only the MDP Entities have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units reported by this Statement.

(e) Not applicable.

Item 7.	Materials to be filed as Exhibits.

Exhibit 99.1     Trading Data of MDP IV

(Page 4 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2009

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

	By:	Madison Dearborn Partners, LLC
	Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

	By:	/s/ Mark B. Tresnowski
		Name:	Mark B. Tresnowski
		Title:	Managing Director and General Counsel

(Page 5 of 5 Pages)